Exhibit (a)(5)(xvii)

JOHNSON BOTTINI, LLP
Frank J. Johnson, Esq. (CSB #174882)
Francis A. Bottini, Jr., Esq. (CSB #175783)
Brett M. Weaver, Esq. (CSB #204715)
655 West Broadway, Suite 1400
San Diego, CA 92101
Telephone: (619) 230-0063
Facsimile: (619) 233-5535
Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

FILE BY FAX

ELIZABETH HENDERSON, On Behalf of	)	VIA FACSIMILE
Herself and All Others Similarly Situated,	)
	)	Case No. CIV 474944
Plaintiff,	)
	)	CLASS ACTION
v.	)
	)	CLASS ACTION SHAREHOLDER
HERBERT W. BOYER, WILLIAM M.	)	COMPLAINT FOR BREACH OF
BURNS, ERICH HUNZIKER, JONATHAN	)	FIDUCIARY DUTY
K. C. KNOWLES, ARTHUR D. LEVINSON,	)
DEBRA L. REED, CHARLES A. SANDERS,	)
ROCHE HOLDINGS, INC., and ROCHE	)
HOLDING LTD.,	)
)
Defendants,	)
)
     Plaintiff, by counsel, alleges as follows:
SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of the holders of Genentech, Inc.’s (“Genentech” or the “Company”) common stock. The action is brought against the members of the Company’s Board of Directors (“Board”), Roche Holdings, Inc. and Roche Holding Ltd. (collectively “Roche”) arising out of defendants’ breaches of fiduciary duty (and aiding and abetting breach of fiduciary duty) related to the offer by Roche to acquire all the outstanding stock of Genentech not already owned by Roche for $89 per share in cash. Defendants’ actions are substantially unfair to Genentech and its public shareholders and have caused and will continue to cause significant damage to the Company and its shareholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     2. The Company was founded in 1976 by defendant Herbert W. Boyer (“Boyer”). It is a leading biotechnology company and is widely credited with founding the biotechnology industry. The Company employs over 10,000 individuals and is headquartered in South San Francisco, California. The Company uses human genetic information to discover, develop, manufacture, and commercialize biotherapeutics that address significant unmet medical needs.
     3. Defendant Roche is a majority and controlling shareholder of Genentech. Roche currently owns approximately 56% of Genentech’s common stock and is attempting to use its status as a majority shareholder to acquire all the Genentech common stock is does not already own for less than fair value.
     4. The Company’s stock has fluctuated widely lately and has been somewhat depressed for the last year due to market-related factors, reaching a low of $65.35 last December. However, Genentech is a tremendously valuable business which generates strong cash flow and is on the cutting edge of gene-based therapies. In recent years, Roche has leaned heavily on Genentech for its success. Genentech drugs accounted for nearly one-third of Roche’s 2007 revenues.
     5. Roche’s offer significantly undervalues Genentech’s tremendous pipeline of potential blockbuster drugs. In addition, the Individual Defendants are breaching their fiduciary duties to the Company and its shareholders by allowing Roche to use its controlling shareholder status to acquire Genentech on unfair terms. Genentech’s current offer represents just a 8.3% premium – far below premiums in similar biotechnology takeover cases. According to Dealogic, the average premium offered in similar squeeze-out deals is 21% this year.
     6. In pursuing their unlawful plan to allow Roche to acquire Genentech for an unfair price, and refusing to act in good faith and in accordance with the fiduciary duties owed to Genentech and its shareholders, the Company’s Board and Roche violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing.
     7. Roche stands to profit significantly from the proposed acquisition at the expense of Genentech’s public stockholders. For example, Roche, which reported an earnings decline in the first half, would have received an additional $804 million in profit had it owned all of Genentech.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     8. Finally, as Genentech’s majority shareholder, Roche is required to establish the entire fairness of any transaction involving the acquisition of any Genentech stock it does not already own. As discussed below, this is something Roche cannot do. Accordingly, plaintiff seeks to enjoin the proposed acquisition or, alternatively, to rescind the proposed acquisition and/or recover damages in the event the proposed acquisition is completed.
JURISDICTION AND VENUE
     9. This Court has jurisdiction because Genentech conducts business in California and has its principal place of business at One DNA Place, South San Francisco, California. Thus, Genentech is a resident and citizen of California. Likewise, certain of the defendants, including defendants Boyer, Levinson, and Reed, are residents and citizens of California. This action is not removable.
     10. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     11. Plaintiff Elizabeth Henderson is, and at all times relevant hereto was, a shareholder of Genentech.
     12. Defendant Herbert W. Boyer is a founder and a director of the Company, and has been a director since 1976, with the exception of a four-month hiatus in 1999. Boyer is a member of Genentech’s Audit, Compensation, Corporate Governance, Executive, and Nominations Committees.
     13. Defendant William M. Burns is and was at all relevant times a director of the Company. Burns is Chief Executive Officer of the Pharmaceuticals Division and Member of the Corporate Executive Committee, The Roche Group. Burns was elected a director of Genentech in April 2004. Burns is a member of Genentech’s Compensation, Corporate Governance, Executive, and Nominations Committees. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group, an international healthcare company, in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. From 2001 to December 2004, Mr. Burns served as head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Burns served as head of Europe and International Business of Roche Pharmaceuticals. From 1991 to 1998, Burns served as global head of Strategic Marketing and Business Development for Roche Pharmaceuticals.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Burns is also a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Mr. Burns is a designee of Roche.
     14. Defendant Erich Hunziker is and was at all relevant times a director of the Company. Hunziker is one of Roche’s designees to the Genentech Board pursuant to the Affiliation Agreement. Hunziker was elected Director of Genentech in April 2004. He joined The Roche Group as Chief Financial Officer in 2001 and was elected to the Executive Committee of The Roche Group at that time. In January 2005, he was appointed Deputy Head of the Executive Committee.
     15. Defendant Jonathan K. C. Knowles is and was at all relevant times a director of the Company. Knowles is one of Roche’s designees to the Genentech Board pursuant to the Affiliation Agreement. Knowles was elected a director of Genentech in February 1998. He joined The Roche Group as head of global research in September 1997. In January 1998, he became a member of the Corporate Executive Committee of The Roche Group. Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche.
     16. Defendant Arthur D. Levinson is and was at all relevant times a director of the Company. Levinson is Chairman and Chief Executive Officer of Genentech. Dr. Levinson was appointed Chairman of the Board of Directors of Genentech in September 1999 and was elected its Chief Executive Officer and a director of the company in July 1995. Since joining the Company in 1980, Dr. Levinson has been a senior scientist, staff scientist, and the director of the Company’s Cell Genetics Department. He was appointed Vice President of Research Technology in April 1989, Vice President of Research in May 1990, Senior Vice President of Research in December 1992, Senior Vice President of Research and Development in March 1993, and President in July 1995. Dr. Levinson also serves as a member of the Board of Directors of Apple Computer, Inc. and Google, Inc.
     17. Defendant Debra L. Reed is and was at all relevant times a director of the Company. Ms. Reed was elected as a director of Genentech in August 2005. She is President and Chief Executive Officer of San Diego Gas & Electric (SDG&E) and Southern California Gas Co. (SoCalGas), Sempra Energy’s California regulated utilities. Previously, Ms. Reed served as President and Chief Operating Officer of SDG&E and SoCalGas from 2004 until 2006; President and Chief Financial Officer of SDG&E and SoCalGas from 2002 until 2004; and President of SDG&E from 2000 to 2002. Ms. Reed

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

has also served as President of Energy Distribution Services at SoCalGas and has held other leadership positions at SoCalGas. Ms. Reed also serves on the Boards of Directors of Halliburton Company, SDG&E, and SoCalGas.
     18. Defendant Charles A. Sanders is and was at all relevant times a director of the Company. Sanders is the Lead Director of Genentech and former Chairman and Chief Executive Officer of Glaxo, Inc. Sanders, who is currently retired, was elected a director of Genentech in August 1999 and the lead director of the Board in February 2003. He served as Chief Executive Officer of Glaxo Inc., a pharmaceutical company, from 1989 to 1994, and was the Chairman of the Board of Glaxo Inc. from 1992 to 1995. He has also served on the Board of Directors of Glaxo plc. Sanders is also a member of the Boards of Directors of Vertex Pharmaceuticals, Biopure Corporation, Cephalon, Inc., and Icagen, Inc.
     19. Roche Holdings, Inc. (“Roche Inc.”) is an indirect and wholly-owned subsidiary of Roche Ltd. Roche Inc. is the holding company for the principal operating subsidiaries of Roche Ltd. in the United States. Roche Inc. is a corporation duly organized and existing under the laws of the State of Delaware. Roche Inc. has been the majority stockholder of Genentech since 1990.
     20. Roche Holding Ltd. (“Roche Ltd.”) is a Swiss entity that is also known as Roche Holding AG and Roche Holding SA. Roche Ltd., a biotech company, operates in the fields of pharmaceuticals and diagnostics worldwide. It offers products and services for the early detection, prevention, diagnosis, and treatment of various diseases. Roche Ltd. Offers in-vitro diagnostics and drugs for cancer and transplantation, cardiovascular and dermatological diseases, and virology. It also offers products for other therapeutic areas, such as autoimmune diseases, inflammatory and metabolic disorders, and diseases of the central nervous system. In addition, Roche Ltd. provides a range of products and services in various fields of medical testing. It provides solutions for medical and biotechnological research; solutions for private and public hospital laboratories; and point of care testing solutions. Roche Ltd. owns 100% ownership of Roche Inc., which is a majority stockholder of Genentech, and therefore owes fiduciary duties to Genentech and its shareholders.
     21. Roche Inc. and Roche Ltd. are sometimes referred to collectively in this Complaint as “Roche.”

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

     22. The defendants identified in ¶¶ 12-18 collectively constitute the entirety of the Company’s Board. These individuals are hereinafter referred to as the “Individual Defendants” or the “Genentech Director Defendants.”
     23. By virtue of their positions as directors and/or officers of Genentech and/or their exercise of control and ownership over the business and corporate affairs of Genentech, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Genentech to engage in the practices complained of herein. Each Individual Defendant owed and owes Genentech and its shareholders fiduciary obligations and were and are required to: (1) use their ability to control and manage Genentech in a fair, just, and equitable manner; (2) act in furtherance of the best interests of Genentech and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control to the extent consistent with governing statutes; (4) govern Genentech in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not favor their own interests at the expense of Genentech and its public shareholders.
     24. Each defendant herein is sued individually and as an aider and abettor and in his capacity as a director of Genentech. The liability of each of the defendants arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     25. By reason of defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Genentech and owe the Company, as well as plaintiff and the other members of the Class, a duty of highest good faith, fair dealing, loyalty, and full, candid, and adequate disclosure.
     26. The claims are brought under Delaware state law which requires every corporate director to act in good faith, in the best interests of a corporation and its shareholders, and to act with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where an offer is presented to a company from its majority shareholder to acquire all outstanding shares not already owned by the majority stockholder, the applicable state law requires the directors to take all

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

steps reasonably required to properly evaluate and respond accordingly to the offer. To diligently comply with this duty, the directors of a corporation may not take any action that:
           (a) would benefit the majority shareholder to the detriment of the minority shareholders;
           (b) contractually prohibits them from complying with or carrying out their fiduciary duties;
           (c) discourages or inhibits alternative offers to purchase the corporation or its assets;
           (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or
           (e) interferes with the rights of the minority shareholders to meaningfully vote on the proposed transaction.
      27. In accordance with their duties of loyalty and good faith, defendants, as directors and/or officers of Genentech, are obligated to refrain from:
           (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
           (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
           (c) unjustly enriching themselves or Roche at the expense or to the detriment of the public shareholders.
      28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the offer, violated the fiduciary duties owed to Genentech and its public shareholders, including their duties of loyalty, good faith, and independence, with respect to the Roche offer.
      29. Because the Individual Defendants have breached their duties of loyalty, good faith, and independence in connection with the Roche offer, the Individual Defendants, as a matter of Delaware law, have breached their fiduciary duties of good faith and fair dealing owed to the shareholders of the Company and to the Company itself.
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COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS
      30. Plaintiff brings this action on her own behalf and as a class action, pursuant to § 382 of the California Code of Civil Procedure, on behalf of all holders of Genentech stock or their successors-in-interest who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
      31. This action is properly maintainable as a class action.
      32. The Class is so numerous that joinder of all members is impracticable. According to Genentech’s SEC filings, there were nearly 1.05 billion shares of Genentech common stock outstanding as of April, 2008.
      33. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
           (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class as a result of the conduct alleged herein;
           (b) whether defendants are abdicating their fiduciary duties as a result of the Affiliation Agreement;
           (c) whether the Company’s minority shareholders are being denied an opportunity to meaningfully vote to block the transaction; and
           (d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Roche bid, including the duties of good faith, diligence, candor, and fair dealing.
      34. Plaintiff’s claims are typical of the claims of the other members of the Class, and plaintiff does not have any interests adverse to the Class.
      35. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
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COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      36. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
      37. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
      38. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
BACKGROUND TO THE ROCHE OFFER, THE AFFILIATION AGREEMENT, AND
THE HISTORY OF THE RELATIONSHIP BETWEEN ROCHE AND GENENTECH
      39. Genentech was founded in 1976 by defendant Boyer and is largely credited with pioneering the biotechnology industry.
      40. In September 1990, Roche acquired a majority interest in Genentech.
      41. In June 1999, Genentech redeemed all of its special common stock held by stockholders, other than Roche, at $82.50 per share in cash and retired all of the shares of the common stock, including those held by Roche. As a result, Roche became the owner of 100% of Genentech’s outstanding common stock.
      42. In July 1999, Roche made a public offering of 22 million shares of Genentech’s common stock. In connection with that public offering, Genentech amended its Certificate of Incorporation and entered into an “affiliation agreement” with Roche (the “Agreement”). Upon completion of that offering, Roche’s stake in Genentech was approximately 82% of Genentech’s outstanding common stock.
      43. In October 1999, Roche made another public offering of 20 million shares of Genentech’s common stock. This offering resulted in Roche’s ownership interest in Genentech being reduced to approximately 64% of Genentech’s outstanding common stock.
      44. As of today, Roche owns approximately 56% of Genentech’s outstanding common stock.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      45. Under the terms of the Agreement mentioned in paragraph 38 above, Roche is free to buy or sell Genentech’s common stock. Relevant here, the Agreement provides that, as a condition to any merger of Genentech with Roche or the sale of Genentech’s assets to Roche:
•	the merger or sale must be authorized by the favorable vote of a majority of non-Roche stockholders, provided no person will be entitled to cast more than 5% of the votes at the meeting; or

•	in the event such a favorable vote is not obtained, the value of the consideration to be received by non-Roche stockholders would be equal to or greater than the average of the means of the range of fair values for the common stock as determined by two nationally recognized investment banks appointed by a committee of independent directors.
      46. Under the terms of the Affiliation Agreement, without the approval of Roche directors, Genentech may not approve:
           (a) any acquisition constituting a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income, or revenues;
           (b) any sale, lease license, transfer, or other disposal of all or a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income, or revenues, not in the ordinary course of Genentech’s business;
           (c) any issuance of common stock other than (1) issuances pursuant to employee incentive plans not exceeding 5% of Genentech’s voting stock, (2) issuances upon the exercise, conversion, or exchange of any of Genentech’s outstanding capital stock, and (3) other issuances not exceeding 5% of Genentech’s voting stock in any 24-month period; and
           (d) any repurchase or redemption of Genentech’s capital stock other than (1) a redemption required by the terms of a security and (2) purchase made at fair market value in connection with any of Genentech’s deferred compensation plans.
      47. The Agreement further provided that, in the event of a merger with Roche, the unvested stock options then outstanding will become:

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

           (a) immediately exercisable for the full number of shares of common stock covered by the option;
           (b) exchangeable for deferred cash compensation; or
           (c) be canceled in exchange for a replacement option to purchase stock in the surviving corporation.
      48. The Affiliation Agreement also provides that, with respect to any issuance of Genentech common stock in the future, the Company will repurchase a sufficient number of shares so that, immediately after such issuance, the percentage of common stock owned by Roche will not be lower than 2% below the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering divided by the number of shares of Genentech common stock outstanding at the time of the July 1999 offering, as adjusted for stock splits.
      49. Around the same time, Genentech also amended its bylaws to provide Roche with certain proportional representation rights with respect to membership on Genentech’s Board of Directors and Committees, and is entitled to have a number of directors equal to its percentage ownership of Company common stock times the total number of directors rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Roche is also entitled to designate at least one member of each committee of the Genentech Board except for the Audit Committee.
      50. The Genentech Board consists of three Roche designees, one Genentech executive officer and three putatively independent directors, currently Boyer (the Company’s founder), Reed, and Sanders.
      51. Genentech’s Amended and Restated Certificate of Incorporation provides that provisions of Genentech’s bylaws under the headings: “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Memberships of Committees,” and “Nomination of Directors” may be repealed or amended only by a 60% vote of Genentech’s stockholders. Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is 5%, may be repealed or amended only by vote of 90% of Genentech stockholders.
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COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      52. As a result of the Agreement, Roche obtained interests that conflicted with the interests of Genentech’s minority shareholders. According to the materials filed with the SEC in connection with Roche’s public offering of Genentech stock:
ROCHE, OUR CONTROLLING STOCKHOLDER, MAY HAVE INTERESTS THAT ARE ADVERSE TO YOURS
Upon the completion of this offering, Roche will own approximately 84.3% of our outstanding common stock. Roche may in the future, through open market purchases or otherwise, acquire additional shares of our common stock. Roche will control the outcome of actions requiring the approval of our stockholders. Prior to the completion of this offering, we will amend our certificate of incorporation and bylaws and enter into a new affiliation agreement with Roche. Our bylaws will provide, among other things, that the composition of our board of directors will consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee who in the future will be nominated by the nominating committee. As long as Roche owns in excess of 50% of our common stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not institute a new business plan in the future. The interests of Roche may conflict with the interests of other holders of common stock. See “Relationship with Roche.”
The affiliation agreement between us and Roche requires the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues. Moreover, in order to preserve our status as a member of Roche’s consolidated federal income tax group, the affiliation agreement also contains provisions which are designed to enable Roche to maintain its percentage ownership interest in our common stock. These provisions may have the effect of limiting our ability to make acquisitions.
      53. In addition, in July 1999, Genentech entered into an Amended and Restated Licensing and Marketing Agreement with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a subsidiary of Roche and its affiliates granting Hoffman-La Roche an option to license, use, and sell Genentech’s products in non-U.S. markets. This licensing agreement is set to expire in 2015. Roche made the low-ball discussed below so that it could avoid having to renegotiate the licensing agreement on terms that are more favorable to Genentech.
THE OFFER
      54. On July 21, 2008, Genentech announced that it had received an unsolicited offer from Roche. The Company’s press release stated:

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

South San Francisco, Calif. — July 21, 2008 — Genentech, Inc. (NYSE:DNA) announced today that it has received a proposal from Roche to acquire all of the outstanding shares of Genentech stock not owned by Roche at a price of $89.00 in cash per share. Currently, Roche owns approximately 55.9% of the outstanding shares of Genentech. Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to determine what action to take with respect to the proposal.
      55. According to news reports, Roche did not inform Genentech of its intent until Sunday, the day prior to the proposal.
      56. Roche issued its own press release from Basel, Switzerland, stating in part:
“Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY), a world-leading healthcare company, announced today that it has proposed to acquire the outstanding publicly held interest in Genentech (NYSE: DNA), a leading biotechnology company, for US$89.00 per share in cash, or a total payment of approximately US$43.7 billion to equity holders of Genentech other than Roche. Roche acquired a majority in Genentech in 1990 and currently owns 55.9% of all outstanding shares.”
      57. Commenting on the proposal, Franz Humer, Chairman of the Board of Roche, said, “Our long and successful participation in Genentech has provided great benefits to both of our companies and shareholders. It has resulted in one of the biggest success stories in the healthcare industry. Roche’s significant investment in Genentech over many years has helped it to focus on innovation and long-term projects, leading to some of the most important breakthroughs in the treatment of cancer and other life-threatening diseases. The transaction will create a unique opportunity to evolve Roche’s hub-and-spoke model into a structure that allows us to strengthen the focus on innovation and accelerate the search for new solutions for unmet medical needs. Combining the strengths of Roche and Genentech will create significant value and result in benefits for patients, employees and shareholders.”
      58. Romain Pasche, a fund manager at Vontobel Asset Management in Zurich, noted further that the offer is also timed to take advantage of the strength of the Swiss Franc relative to the dollar this year. Pasche also indicated that the offer was made now so that Roche could obtain Genentech at a discount to its likely value once new research data is released on Avastin, a colon cancer drug in development at Genentech.
      59. Roche’s offer grossly undervalues Genentech and does not represent fair value for Genentech’s common stock.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      60. Indeed, Roche’s offer has been denounced by Wall Street analysts as highly inadequate. Andrew Weiss, a pharmaceutical analyst at Bank Vontobel in Zurich, describes the deal as a reverse takeover. While Roche’s market value of $152 billion exceeds Genentech’s $95 billion market value, and while Roche’s 2008 expected revenues of approximately $44 billion are more than triple Genentech’s, Genentech’s super-productive research and development machine is responsible for much of Roche’s success. Genentech drugs accounted for nearly one third of Roche’s 2007 revenues of $44 billion. “It’s about turning Roche into a megasized Genentech,” says Weiss.
      61. Upon announcement of the Roche bid, Wall Street drove Genentech’s stock price up significantly above Roche’s $89 offer, thus strongly signaling Wall Street’s belief that Roche’s offer is inadequate and that Roche is likely to have to increase its offer to succeed. The Company’s stock traded as high as $94.19 on July 21, 2008 (the first trading day the Roche offer was publicly disclosed), and the stock closed at $93.88.
      62. With a slew of clinical trial results expected in the next 18 months, analysts expect Genentech’s share price could soar on the back of positive data. Genentech’s Avastin is in clinical testing as a secondary treatment for colon and breast cancer, and Rituxan is being investigated as a possible lupus treatment. Some analysts believe positive outcomes could bring Genentech an additional $5 billion in peak sales for Avastin alone. The Holy Grail, of course, is pairing Genentech’s therapeutics with diagnostics that tell doctors which patients can benefit. This is the breakthrough Roche achieved with Herceptin.
      63. Just a week before Roche’s offer, Genentech announced positive financial results for the second quarter of 2008, including: a 9% increase in U.S. product sales; an 8% increase in operating revenue; a 5% increase from in net income; and a 4% increase in earnings per share from the second quarter of 2007. The Company also forecast that the full-year earnings would be $3.40 to $3.50 per share, revised from $3.35 to $3.45 per share.
      64. Roche’s offer, at a mere 8.8% premium to Genentech’s closing share price on July 18, is highly inadequate. It significantly underestimates the pipeline potential of the U.S. biotech. “We believe Roche is attempting to capture Genentech’s significant future growth on the cheap,” Oppenheimer analyst Bret Holley wrote in an investment note. With $10 billion in free cash and a

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

further $5 billion in securities, Roche has the financial strength to increase its offer. “If all [Genentech’s] trials ... succeed, [Roche’s acquisition of Genentech] will be a steal,” Vontobel’s Weiss says. According to Lehman Brothers analyst Jim Birchenough, “[w]e believe that $120 a share would be a reasonable counter-offer.”
      65. In addition, the Genentech Board of Directors is not independent and not capable of objectively considering the Roche Offer. Indeed, the majority of Genentech’s Board of Directors has longstanding personal and professional relationships with Roche and its principals. Genentech immediately conceded that the majority of its directors are not disinterested, stating that it will need to form a special committee to evaluate the Roche Offer. Roche similarly conceded that the current Genentech Board is incapable of objectively reviewing its offer and that its designees to the Genentech Board should have no involvement in the review of the Roche Offer. As a result, Roche only directed its offer to defendants Sanders, Reed, and Boyer in Roche’s July 21, 2008 letter to such directors announcing the offer. Indeed, Roche’s July 21, 2008 press release stated:
“Roche expects that the Genentech Board of Directors will establish a committee consisting solely of independent directors to evaluate Roche’s proposal with the assistance of independent outside financial and legal advisors. Genentech Board members who are employees of Roche will not participate in the evaluation of the proposal.”
      66.  However, insulating the Roche designees on Genentech’s Board from involvement in consideration of the Roche offer only addresses one component of the conflict. The Roche designees to the Genentech Board – defendants Burns, Hunziker and Knowles – gained significant inside information about Genentech as a result of their past and current role as directors of Genentech and were able to use that inside information to facilitate the current Roche offer. Roche and the Genentech directors affiliated with Roche, however, are conflicted and interested in obtaining the Company for the lowest amount of consideration possible. By virtue of its holding approximately 55.9% of voting power of the Company’s shares, its designation of three of the seven members of the Genentech Board and other powers of control under the Affiliation Agreement, Roche controls the Company and the Board of Directors, ensuring that the Individual Defendants, including any appointed to any committee formed to consider the Proposed Acquisition, are conflicted and cannot act effectively on behalf of the Genentech public stockholders.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      67. Moreover, the supposedly independent directors who will consider Roche’s offer stand to make millions if the deal goes through. Even if the “independent” directors were able to act independently from Roche, no special committee of directors will be able to function effectively in these circumstances which would require Company outsiders to negotiate against a control group with the best knowledge and expertise regarding the Company and its business and strategy. As such, Roche as a majority shareholder of Genentech and its control position will allow it to direct and control the process, subjecting the Proposed Acquisition to the exacting entire fairness standard.
      68. Further, as mentioned above, upon the successful merger of Roche and Genentech, the unvested stock options of directors Sanders, Reed, and Boyer became immediately exercisable. According to Genentech’s last proxy statement, dated March 12, 2008, Sanders held options to purchase 172,883 shares; Reed held options to purchase 44,458 shares; and Boyer held options to purchase 84,883 shares. These directors have each obtained an additional 15,000 stock options since that date.
      69. Further, defendant Levinson likewise stands to make millions if the deal goes through. According to Genentech’s March 2008 proxy statement, defendant Levinson holds over 1.2 million options to purchase Genentech common stock.
      70. In addition, the process that Roche and Genentech have structured regarding the sale of Genentech’s stock to Roche violates applicable Delaware law. Specifically, the Agreement provides that, should Genentech’s minority shareholders vote against the transaction, Roche will still acquire Genentech’s shares at a price to be determined by two investment banks. In other words, the deal will go forward regardless of whether a majority of Genentech’s minority votes no. Under Delaware law, shareholders have the right to cast a meaningful vote on any merger transaction.
      71. Finally, that supposedly independent investment banks will ultimately determine the price of Genentech’s common stock does not make the process acceptable. It is likely that Roche will have a say in picking the investment banks and will pay for their services. Thus, these banks are likely to determine a price that favors Roche and does not reflect the true market price for Genentech’s shares under the circumstances. More importantly, Genentech’s Board has a fiduciary duty to obtain the best price for the minority shareholders in connection with any merger transaction. Genentech cannot

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

legally contract away that duty to third-party investment banks. Thus, the relevant provision in the Agreement is not enforceable.
      72. By the acts and omissions alleged herein, defendants have breached their fiduciary duties to the Company and its public shareholders. As a consequence, Genentech and its shareholders have been and are being harmed.
      73. An acquisition by Roche of the public shares is subject to the exacting entire fairness standard, under which Roche must establish a fair price and fair dealing.
FIRST CAUSE OF ACTION
(Class Claim for Breach of Fiduciary Duties on Behalf of
Plaintiff and the Class Against the Individual Defendants)
      74. Plaintiff repeats and realleges each allegation set forth herein.
      75. The Individual Defendants have violated fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public shareholders of Genentech and have acted to put their personal interests ahead of the interests of Genentech’s shareholders.
      76. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, have violated their fiduciary duties to the public shareholders of the Company.
      77. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the shareholders of Genentech because, among other reasons:
           (a) they are not independent and are acting out of loyalty to Roche, not Genentech and its shareholders;
           (b) they are failing to properly maximize the value of Genentech common shares;
           (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships in connection with the Roche offer; and
           (d) they have abdicated their fiduciary duties as a result of the Affiliation Agreement.
      78. Because the Individual Defendants dominate and control the business and corporate affairs of Genentech, and are in possession of private corporate information concerning Genentech’s

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

assets (including the knowledge of any other undisclosed bids for the Company), business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genentech.
      79. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
      80. As a result of defendants’ actions, plaintiff and the Class have been and will be harmed.
      81. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
SECOND CAUSE OF ACTION
(Aiding and Abetting Breach of Fiduciary
Duties Against Defendant Roche)
      82. Plaintiff repeats and realleges each allegation set forth above.
      83. As alleged above, the Genentech Director Defendants have breached their fiduciary duties of good faith, fair dealing, and candor to Genentech’s public shareholders.
      84. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Genentech.
      85. Defendant Roche was aware of the breaches of fiduciary duty being committed by the Genentech Director Defendants and gave substantial assistance and encouragement to the Genentech Director Defendants. Moreover, the breaches of fiduciary duty committed by the Genentech Director Defendants advanced Roche’s own financial self-interest. As a result of such breaches, among other things, Roche is offering a lower price to acquire Genentech than it would have absent the Affiliation Agreement and absent the control that Roche exerts over the Genentech Board.
      86. By reason of the foregoing acts, practices, and course of conduct, Roche has aided and abetted the breaches of fiduciary duties committed by the Genentech Director Defendants.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

      87. As a result of the actions of Roche, plaintiffs and the other members of the Class have been damaged.
      88. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties.
      89. Plaintiff and the Class have no adequate remedy at law.
THIRD CAUSE OF ACTION
(Violation of 8 Del. C. § 141 — Against the Individual Defendants)
      90. Plaintiff realleges the previous paragraphs as if fully set forth herein.
      91. Pursuant to 8 Del. C. 141, the Board of Directors of a Delaware corporation is obligated to oversee, manage, and direct the business and affairs of the corporation.
      92. The Affiliation Agreement, by its terms, so restricts the discretion of Genentech’s Board with respect to offers from Roche that it effectively precludes Genentech’s directors from complying with their responsibility to manage the business and affairs of Genentech for the benefit of and in the best interests of its public stockholders.
      93. Additionally, under the terms of the Affiliation Agreement, Genentech’s directors’ ability to manage the business affairs of the corporation is impermissibly restricted. As a result, the Affiliation Agreement deprives current and future directors of the ability to exercise discretion and make reasonable, contemplated decisions regarding acquisition proposals from Roche.
      94. As stated, the Affiliation Agreement provisions impermissibly restrict the Genentech Board’s statutorily-mandated obligation to manage the business and affairs of the Company under 8 Del. C. § 141.
      95. As a result, the Company and its shareholders are threatened with irreparable injury.
FOURTH CAUSE OF ACTION
(Breach of Fiduciary Duty Against Defendants Roche Inc.,
Roche Ltd., Burns, Hunziker, and Knowles)
      96. Plaintiff realleges the previous paragraphs as if fully set forth herein.
      97. Defendants Roche Inc., Roche Ltd., Burns, Hunziker, and Knowles owe fiduciary duties of good faith, loyalty, candor, care, and entire fairness to the public shareholders of Genentech. Due to

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

their status as controlling shareholders, Defendants Roche Inc. and Roche Ltd. must establish the entire fairness of any transaction by which they attempt to acquire the minority of the shares of Genentech they do not already own. The entire fairness standard requires defendants to establish a fair price and a fair process. By the conduct alleged above, such defendants have breached such duties by attempting to acquire Genentech common stock at an unfair price, through the misuse of confidential inside information acquired as a result of their insider positions at Genentech, and through an unfair process.
      98. By the conduct alleged above, defendants Roche Inc., Roche Ltd., Burns, Hunziker, and Knowles have attempted to enrich themselves at the expense of Genentech and its public shareholders.
      99. Plaintiff and the Class will suffer irreparable injury as a result of defendants’ conduct.
      100. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties to plaintiff and the Class, and may consummate the proposed transaction, which would deny plaintiff and the Class their fair share of Genentech’s assets and businesses. Roche Inc. and Roche Ltd. would be unjustly enriched and benefitted from such a transaction, as would defendants Burns, Hunziker, and Knowles due to such defendants’ positions with and equity stakes in Roche Inc. and Roche Ltd. and affiliated companies.
      101. Plaintiff and the Class have no adequate remedy at law.
PRAYER FOR RELIEF
      WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:
      A. Declaring that this action is properly maintainable as a class action;
      B. Declaring and decreeing that defendants’ conduct has been in breach of the fiduciary duties owed by the Individual Defendants and Roche to Genentech and its public stockholders;
      C. Ordering defendants to comply with said fiduciary duties;
      D. Directing the defendants to refrain from advancing their own interests at the expense of Genentech or its shareholders and to exercise their fiduciary duties to act reasonably with respect to the Roche offer and any other offers to acquire the Company;
      E. Prohibiting defendants from entering into any contractual provisions which harm Genentech or its shareholders or prohibit defendants from maximizing shareholder value, including any

COMPLAINT FOR BREACH OF FIDUCIARY DUTY

contractual provision between Genentech and Roche and any confidentiality agreement or contract designed to impede the maximization of shareholder value;
     F. Prohibiting defendants from approving any transaction with Roche or any other suitor which does not offer fair value for the common stock of the Company;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further relief as this Court may deem just and proper.

DATED: July 23, 2008	JOHNSON BOTTINI, LLP
	By:	/s/ Francis A. Bottini, Jr.
FRANCIS A. BOTTINI, JR., ESQ.
Attorneys for Plaintiff ELIZABETH HENDERSON

COMPLAINT FOR BREACH OF FIDUCIARY DUTY